

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2022

William Hartman
Chief Executive Officer
Halberd Corp
P.O. Box 25
Jackson Center, Pennsylvania 16133

> **Re: Halberd Corp**
> **Registration Statement on Form 10**
> **Filed May 11, 2022**
> **File No. 000-56440**

Dear Mr. Hartman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10 filed May 11, 2022

Item 1- Business, page 3

1.   You state: "Halberd faces numerous challenges going forward, including proof of safety and efficacy to FDA standards. To that end, Halberd has been approved as a government contractor and has applied for a $75,000,000 development contract in the area of PTSD and traumatic brain injury for the Department of Defense. Department of Defense officials have advised Halberd it is a leading candidate to receive funding for this contract." Please remove the reference here to your approval as a government contractor as it implies that will help or sway the FDA in determining whether your products and treatment are safe and effective. Furthermore, please clarify and further explain the circumstances behind the the Department of Defense advising you that you are a "leading candidate to receive funding for this contract."

2. You state: "Except for select trade secrets, Halberd's technology is incorporated into three issued U.S. Patents covering extracorporeal treatment of disease, and 20 related provisional patent applications." Please describe further your patent protection including, but not limited to, a description of each patent, the country in which the patent is held, the expiration of each patent, if Halberd holds the patent and is responsible for its protection, and if not who is responsible.

3. You state: "Halberd's broad technical capabilities are embodied in its key personnel listed below:" Please specify what roles and/or titles the following people play in your company:
   • Abdon Luiz Goncalves Nanhay;
   • Edson Luís de Brito;
   • David Wilson;
   • Ned Kronfol; and
   • Carl Eller.

4. You state: "Through Halberd's extracorporeal treatment, no disease can escape elimination, including diseases previously considered "incurable". Please state a basis for this statement.

5. Please balance your Business section with general risks you face, including competition which you discuss later on page 29.

6. You state: "Our next phase of development will be to eliminate a subset of the target neuro-degenerative disease antigens from blood serum, followed immediately by animal testing in conjunction with a major university." Please clarify whether or not you already have an agreement in place with a major university or that is your optimal strategy.

7. You state: "Halberd is seeking an experienced partner in the development, FDA approval and commercialization of biomedical products." Please clarify what steps, if any, you have taken to find an experienced partner for your products.

Item 1A Risk Factors
We are substantially dependent on revenue from our products and services, grants/contract awards. , page 7

8. You state that you are dependent on grants/contract awards from the government or philanthropic organizations for revenue. In the Business section, please list and describe any grants, stating dollar amounts, from philanthropic organizations you have received.

Item 2. Financial Information, page 27

9. Revise your disclosure to provide Management's Discussion and Analysis of Financial Condition and Results of Operations. Refer to Rule 303 of Regulation S-K.

10. Please revise to provide quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred during each

period presented (i.e., by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.

11.   Please disclose the amount of contributed capital you have received to pay expenses for operations and if these amounts were from related parties.

ITEM 15: EXHBITS; FINANCIAL STATEMENT SCHEDULES, page 39

12.   We note your exhibit of your contract with Arizona State University. Please discuss this sponsorship more fully in the Business section and each party's responsibilities under the agreement.

Consolidated Balance Sheets, page F-3

13.   As it appears that your Judgments payable are convertible into shares of your common stock, please revise to label these payables as convertible on the face of your Balance Sheet.

Consolidated Statements of Operations, page F-3

14.   Please revise the name of the line item 'mark-to-market fair value adjustment of settlement payable' to 'mark-to-market fair value of adjustment of judgment payable' to be consistent with the name of the related line item on the Balance Sheet and Statement of Cash Flows.

Note 1 - Basis of Presentation and Significant Accounting Policies, page F-7

15.   Please revise your disclosure to describe how the reorganization on March 22, 2020 was accounted for and what accounting guidance was used and how this impacted your financial statements at that time.

16.   Please expand your revenue recognition policy to address with more specificity how you recognize revenue for your products and services. That is, revise to address with detail the application of ASC 606 to the specific facts and circumstances for each of your revenue streams. Clarify the nature of the revenue recognized each period.

17.   Please confirm if you incurred 'Cost of Merchandise Sales and Occupancy Costs' in the periods presented and clarify your disclosure. Please clarify in your disclosures where the Advertising and Promotion costs are recorded in the Statements of Operations.

18.   Please disclose your accounting policy for research and development costs.

Note 3 - Judgments Payable and Contingent Liabilities, page F-9

19.   Please revise to clearly disclose your accounting treatment for the judgments payable and the accounting literature you relied upon for this treatment. We note your disclosure that the balance of the first judgment at July 31, 2021 of $39,915 could be converted into 114,042,714 shares at $.00035 and that a total of 207,900,429 shares were issued in

satisfaction of approximately $72,765 of this obligation over various dates from August 5, 2020 through July 29, 2021 at a conversion rate of $0.00035 per share pursuant to a court ordered judgment under Rule 3(a)(10). Please explain why the judgments payable are recorded on the Balance Sheet using the market value of the shares rather than the conversion price.

Note 4 - Fair Value of Financial Instruments, page F-10

20.   Please revise to include all required disclosures including significant assumptions for level 3 fair value measurements, particularly related to the judgements payable. Refer to ASC 820-10-50. In addition, please explain the nature of the 'intellectual properties' that you disclose are considered Level 3 inputs and explain to us where this is recorded in your financial statements.

Notes to Consolidated Financial Statements
Note 9 Commitments and Contingencies, page F-12

21.   We note your disclosure in this section of the capital commitment from Epidemiologic Solutions Corp. as well as cash contributions from Securities Counselors Group. Please discuss this commitment and these contributions in the Business section. Describe any arrangements with these groups, your relationship with these entities, and any other relevant information related to these contributions.

Notes to Consolidated Financial Statements
Note 9 - Commitments and Contingencies, page F-15

22.   Please disclose your obligations under the sponsored research agreement with Arizona State University.

General

23.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Vanessa Robertson at (202) 551-3649 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related

William Hartman
Halberd Corp
June 7, 2022
Page 5

matters. Please contact Gary Guttenberg at (202) 551-6477 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences